Exhibit 99.1

Viking Reports Third Quarter 2025 Financial Results

LOS ANGELES, November 19, 2025, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the third quarter ended September 30, 2025.

Key Highlights

•
Viking celebrated the achievement of a 100-ship fleet milestone.
•
Total revenue was $1,999.6 million for the third quarter of 2025, an increase of 19.1% compared to the same period in 2024.
•
Gross margin increased 22.9% and Adjusted Gross Margin increased 21.4% compared to the same period in 2024.
•
Net Yield was $617, an increase of 7.1% compared to the same period in 2024.
•
Adjusted EBITDA was $703.5 million, an increase of 26.9% compared to the same period in 2024.
•
Diluted EPS was $1.15 and Adjusted EPS was $1.20.
•
Net Leverage improved from 2.1x as of June 30, 2025 to 1.6x as of September 30, 2025.
•
As of November 2, 2025, for its Core Products, Viking had sold 96% of its Capacity Passenger Cruise Days for the 2025 season and 70% of its Capacity Passenger Cruise Days for the 2026 season.

“We delivered another remarkable quarter, highlighted by a significant milestone – surpassing 100 ships,” said Torstein Hagen, Chairman and CEO of Viking. “This achievement underscores our rich history of innovation, the strength of our core guest demographic and the steady growth of our business over the last 28 years. Looking ahead, we continue to see strong momentum across our product offering with 70% of the 2026 capacity for our Core Products already sold. The deep loyalty of our guests continues to fuel our success and drive sustained, profitable growth.”

Third Quarter 2025 Consolidated Results

During the third quarter of 2025, Capacity PCDs increased by 11.0% over the same period in 2024. This year-over-year increase was mainly driven by the growth of the Company’s fleet, which included four additional river vessels, two additional ocean ships and the Viking Yi Dun accommodation agreement. Occupancy for the third quarter of 2025 was 96.0%.

Total revenue for the third quarter of 2025 was $1,999.6 million, an increase of $320.9 million, or 19.1%, over the same period in 2024 mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD in 2025 compared to 2024.

Gross margin for the third quarter of 2025 was $881.7 million, an increase of $164.5 million, or 22.9%, over the same period in 2024 and Adjusted Gross Margin for the third quarter of 2025 was $1,333.7 million, an increase of $234.8 million, or 21.4%, over the same period in 2024. Net Yield was $617 for the third quarter of 2025, up 7.1% year-over year.

For the third quarter of 2025, vessel operating expenses were $392.2 million and vessel operating expenses excluding fuel were $346.5 million. Compared to the same period in 2024, vessel operating expenses increased $63.0 million, or 19.1%, and vessel operating expenses excluding fuel increased $61.7 million, or 21.7%, mainly driven by the increase in the size of the Company’s fleet in 2025 compared to 2024.

Net income for the third quarter of 2025 was $514.0 million compared to $379.7 million for the same period in 2024. The third quarter of 2024 includes a loss of $18.6 million from the revaluation of warrants issued by the Company, due to stock price appreciation. Adjusted Net Income attributable to Viking Holdings Ltd for the third quarter of 2025 was $533.8 million compared to $398.6 million for the same period in 2024.

Adjusted EBITDA was $703.5 million, an increase of $149.2 million, or 26.9%, over the same period in 2024. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD.

Diluted EPS was $1.15 and Adjusted EPS was $1.20 for the third quarter of 2025, compared to Diluted EPS of $0.87 and Adjusted EPS of $0.90 for the same period in 2024.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 12% higher for the 2025 season compared to the 2024 season and 9% higher for the 2026 season compared to the 2025 season.

As of November 2, 2025, for our Core Products, we had sold 96% of our Capacity PCDs for the 2025 season and 70% for the 2026 season. We had $5,613 million of Advance Bookings for the 2025 season, 21% higher than the 2024 season at the same point in time; and we had $4,925 million of Advance Bookings for the 2026 season, 14% higher than the 2025 season at the same point in time. Advance Bookings per PCD for the 2025 season was $782, 7.5% higher than the 2024 season at the same point in time, and Advance Bookings per PCD for the 2026 season was $861, 5.5% higher than the 2025 season at the same point in time.

Balance Sheet and Liquidity

As of September 30, 2025:

•
The Company had $3.0 billion in cash and cash equivalents and an undrawn revolver facility of $375.0 million.
•
Scheduled principal payments are $956.9 million for the remainder of 2025 and $195.0 million for 2026.
•
Deferred revenue was $4.3 billion.

In September 2025, Moody’s upgraded Viking Cruises Ltd’s (“VCL”) corporate rating to Ba2 from Ba3.

In October 2025, VCL issued $1,700 million of 5.875% senior unsecured notes due 2033. The net proceeds were used to fully redeem all outstanding 5.875% senior unsecured notes due 2027 and to repay the finance leases on two ocean ships and one expedition ship, with the balance designated to repay the finance lease on an additional ocean ship.

In addition, in November 2025, VCL amended and upsized its existing revolving credit facility to a total of $1,000 million, extending the maturity date to 2030.

“Our strong booking position for both 2025 and 2026 reflects the robust demand for Viking’s destination-focused offerings. This forward visibility gives us confidence in our growth trajectory and in our ability to continue delivering long-term value to stakeholders,” said Leah Talactac, President and CFO of Viking. “Since our last earnings release, we have also realized significant financial achievements. Moody’s upgraded Viking, we successfully issued $1.7 billion in senior unsecured notes, and upsized our revolving credit facility to $1.0 billion. We believe that these actions strengthen Viking’s capital structure and enhance our financial flexibility to pursue long-term growth.”

New Build and Capacity

Since our second quarter 2025 earnings release, the Company:

•
Took delivery of four river vessels:
•
The Viking Gyda and the Viking Honir, which will operate in Europe.
•
The Viking Tonle, which will operate in Vietnam and Cambodia.
•
The Viking Thoth, which will operate in Egypt.
•
Entered into option agreements for eight river vessels, four of which have an exercise date of September 30, 2028, for delivery in 2031 and four of which have an exercise date of September 30, 2029, for delivery in 2032.

Based on the committed orderbook, the Company expects to take delivery of two river vessels during the remainder of 2025.

Conference Call Information

The Company has scheduled a conference call for Wednesday, November 19, 2025, at 8 a.m. Eastern Time to discuss third quarter 2025 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking (NYSE: VIK) is a global leader in experiential travel with a fleet of more than 100 ships, exploring 21 rivers, five oceans and all seven continents. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences For The Thinking Person™. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or “Adjusted EPS” represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Except for per share data and Net Yield, all amounts are presented in United States Dollars (“$”) and all values are rounded to its applicable unit rounding convention.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Cruise and land	$1,858,420	$1,564,842	$4,448,582	$3,710,665
Onboard and other	141,218	113,895	328,479	273,488
Total revenue	1,999,638	1,678,737	4,777,061	3,984,153
Cruise operating expenses
Commissions and transportation costs	(402,833)	(366,616)	(979,513)	(850,104)
Direct costs of cruise, land and onboard	(263,090)	(213,254)	(613,567)	(502,204)
Vessel operating	(392,245)	(329,249)	(1,079,851)	(939,337)
Total cruise operating expenses	(1,058,168)	(909,119)	(2,672,931)	(2,291,645)
Other operating expenses
Selling and administration	(267,042)	(218,978)	(759,197)	(659,389)
Depreciation and amortization	(69,716)	(61,684)	(203,956)	(188,999)
Total other operating expenses	(336,758)	(280,662)	(963,153)	(848,388)
Operating income	604,712	488,956	1,140,977	844,120
Non-operating income (expense)
Interest income	17,607	16,758	57,504	49,965
Interest expense	(106,956)	(84,434)	(277,638)	(294,090)
Currency gain (loss)	4,545	(18,313)	(58,307)	(8,133)
Private Placement derivative loss	—	—	—	(364,214)
Other financial income (loss)	1,007	(18,359)	(73)	(164,882)
Income before income taxes	520,915	384,608	862,463	62,766
Income tax expense	(6,906)	(4,872)	(14,669)	(13,964)
Net income	$514,009	$379,736	$847,794	$48,802

Net income attributable to Viking Holdings Ltd	$514,089	$380,030	$847,664	$48,651
Net (loss) income attributable to non-controlling interests	$(80)	$(294)	$130	$151

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	443,520	431,604	443,221	339,779
Diluted	446,638	435,521	445,964	341,922
Net income per share attributable to ordinary and special shares
Basic	$1.16	$0.88	$1.91	$0.12
Diluted	$1.15	$0.87	$1.90	$0.12

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net income	$514,009	$379,736	$847,794	$48,802
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	(1,452)	(4,434)	1,479	(584)
Net change in cash flow hedges	(20,064)	23,386	90,982	4,369
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(21,516)	18,952	92,461	3,785
Other comprehensive (loss) income, net of tax	(21,516)	18,952	92,461	3,785
Total comprehensive income	$492,493	$398,688	$940,255	$52,587

Total comprehensive income attributable to Viking Holdings Ltd	$492,572	$398,970	$940,119	$52,435
Total comprehensive (loss) income attributable to non-controlling interests	$(79)	$(282)	$136	$152

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	September 30, 2025	December 31, 2024
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$7,163,561	$6,457,104
Right-of-use assets	283,442	263,424
Deferred tax assets	54,308	55,428
Other non-current assets	166,945	128,190
Total non-current assets	7,668,256	6,904,146
Current assets
Cash and cash equivalents	3,037,345	2,489,672
Accounts and other receivables	130,173	239,018
Inventories	98,605	91,473
Prepaid expenses and other current assets	587,750	396,376
Total current assets	3,853,873	3,216,539
Total assets	$11,522,129	$10,120,685
Shareholders’ equity and liabilities
Shareholders’ equity	$803,536	$(218,977)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,291,281	1,823,657
Secured Notes	1,018,953	1,017,501
Long-term portion of Unsecured Notes	2,031,703	2,025,001
Long-term portion of lease liabilities	218,854	207,594
Other non-current liabilities	46,014	45,344
Total non-current liabilities	4,606,805	5,119,097
Current liabilities
Accounts payables	263,266	236,382
Short-term portion of bank loans and financial liabilities	1,058,408	220,116
Short-term portion of Unsecured Notes	—	249,650
Short-term portion of lease liabilities	27,179	28,944
Deferred revenue	4,320,447	4,061,344
Accrued expenses and other current liabilities	442,488	424,129
Total current liabilities	6,111,788	5,220,565
Total shareholders’ equity and liabilities	$11,522,129	$10,120,685

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Nine Months Ended
	September 30,
	2025	2024
Cash flows from operating activities
Net income	$847,794	$48,802
Adjustments to reconcile net income to net cash flows
Depreciation and amortization	203,956	188,999
Amortization of debt transaction costs	22,405	22,713
Loss on prepayment of loans and financial liabilities	19,712	—
Private Placement derivative loss	—	364,214
Foreign currency loss on loans	73,382	6,027
Non-cash financial loss	—	162,562
Stock based compensation expense	64,468	10,534
Interest income	(57,504)	(49,965)
Interest expense	235,521	271,377
Other	(1)	(443)
Changes in working capital:
Increase in deferred revenue	259,103	549,497
Changes in other liabilities and assets	64,007	156,904
Increase in inventories	(7,132)	(4,532)
Changes in deferred tax assets and liabilities	7,937	7,728
Changes in other non-current assets and other non-current liabilities	(5,385)	(16,322)
Income taxes paid	(5,760)	(6,606)
Net cash flow from operating activities	1,722,503	1,711,489
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(868,929)	(367,021)
Capital contribution to associated company	(6,500)	(6,500)
Interest received	55,767	52,361
Other	245	443
Net cash flow used in investing activities	(819,417)	(320,717)
Cash flows from financing activities
Repayment of borrowings	(438,373)	(256,530)
Proceeds from borrowings	430,507	—
Transaction costs incurred for borrowings	(41,912)	(4,698)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	—	243,927
Taxes paid related to net share settlement of equity awards	—	(124,109)
Dividend distribution	—	(18,229)
Dividend distribution by subsidiary to non-controlling interests	(867)	(720)
Proceeds from exercise of stock options	12,293	—
Principal payments for lease liabilities	(29,934)	(23,102)
Interest payments for lease liabilities	(14,307)	(15,761)
Interest paid	(281,094)	(322,912)
Net cash flow used in financing activities	(363,687)	(522,134)
Change in cash and cash equivalents	539,399	868,638
Effect of exchange rate changes on cash and cash equivalents	8,274	3,107
Net increase in cash and cash equivalents	$547,673	$871,745

Cash and cash equivalents at January 1	$2,489,672	$1,513,713
Cash and cash equivalents at September 30	3,037,345	2,385,458
Net increase in cash and cash equivalents	$547,673	$871,745

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Consolidated
Vessels operated (a)	93	87	93	87
Passengers	234,665	208,337	562,790	500,103
PCDs	2,161,872	1,908,364	5,327,502	4,730,050
Capacity PCDs	2,253,067	2,030,236	5,577,341	5,026,720
Occupancy	96.0%	94.0%	95.5%	94.1%
Adjusted Gross Margin (in thousands)	$1,333,715	$1,098,867	$3,183,981	$2,631,845
Net Yield	$617	$576	$598	$556
Vessel operating expenses (in thousands)	$392,245	$329,249	$1,079,851	$939,337
Vessel operating expenses excluding fuel (in thousands)	$346,469	$284,804	$949,222	$807,940
Vessel operating expenses per Capacity PCD	$174	$162	$194	$187
Vessel operating expenses excluding fuel per Capacity PCD	$154	$140	$170	$161

(a)

Vessels operated includes chartered vessels and the Viking Yi Dun, which operated for select Viking Ocean itineraries and Asia Outbound sailings for the three and nine months ended September 30, 2025. The Viking Yi Dun also operated for select Viking Ocean itineraries for the three and nine months ended September 30, 2024.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Nine Months Ended
	September 30,
	2025	2024
	(unaudited)
Viking River
Vessels operated (a)	75	70
Passengers	294,371	276,078
PCDs	2,323,743	2,192,888
Capacity PCDs	2,419,952	2,300,424
Occupancy	96.0%	95.3%
Adjusted Gross Margin (in thousands)	$1,368,852	$1,197,797
Net Yield	$589	$546
Viking Ocean
Vessels operated (b)	12	10
Passengers	219,687	188,764
PCDs	2,546,056	2,197,517
Capacity PCDs	2,667,812	2,312,910
Occupancy	95.4%	95.0%
Adjusted Gross Margin (in thousands)	$1,504,509	$1,171,083
Net Yield	$591	$533

(a)	Vessels operated includes chartered vessels.

(b)

Vessels operated includes the Viking Yi Dun, which operated for select Viking Ocean itineraries and Asia Outbound sailings for the nine months ended September 30, 2025. The Viking Yi Dun also operated for select Viking Ocean itineraries for the nine months ended September 30, 2024.

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three and nine months ended September 30, 2025 and 2024 on a consolidated basis, for Viking River and Viking Ocean:

	Three Months Ended		Nine Months Ended
Consolidated	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Total revenue	$1,999,638	$1,678,737	$4,777,061	$3,984,153
Total cruise operating expenses	(1,058,168)	(909,119)	(2,672,931)	(2,291,645)
Ship depreciation	(59,758)	(52,449)	(173,801)	(159,437)
Gross margin	881,712	717,169	1,930,329	1,533,071
Ship depreciation	59,758	52,449	173,801	159,437
Vessel operating	392,245	329,249	1,079,851	939,337
Adjusted Gross Margin	$1,333,715	$1,098,867	$3,183,981	$2,631,845

	Nine Months Ended
Viking River	September 30,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$2,203,230	$1,937,289
Total cruise operating expenses	(1,280,195)	(1,146,990)
Ship depreciation	(53,792)	(57,045)
Gross margin	869,243	733,254
Ship depreciation	53,792	57,045
Vessel operating	445,817	407,498
Adjusted Gross Margin	$1,368,852	$1,197,797

	Nine Months Ended
Viking Ocean	September 30,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$2,147,886	$1,684,506
Total cruise operating expenses	(1,133,676)	(922,988)
Ship depreciation	(94,365)	(76,672)
Gross margin	919,845	684,846
Ship depreciation	94,365	76,672
Vessel operating	490,299	409,565
Adjusted Gross Margin	$1,504,509	$1,171,083

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$392,245	$329,249	$1,079,851	$939,337
Fuel expense	(45,776)	(44,445)	(130,629)	(131,397)
Vessel operating expenses excluding fuel	$346,469	$284,804	$949,222	$807,940

The following table reconciles net income, the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Net income	$514,009	$379,736	$847,794	$48,802
Interest income	(17,607)	(16,758)	(57,504)	(49,965)
Interest expense	106,956	84,434	277,638	294,090
Income tax expense	6,906	4,872	14,669	13,964
Depreciation and amortization	69,716	61,684	203,956	188,999
EBITDA	679,980	513,968	1,286,553	495,890
Private Placement derivative loss	—	—	—	364,214
Warrants loss	—	18,594	—	165,324
Other financial income	—	(52)	—	(1,656)
Currency (gain) loss	(4,545)	18,313	58,307	8,133
Stock based compensation expense	28,103	3,476	64,468	10,534
Adjusted EBITDA	$703,538	$554,299	$1,409,328	$1,042,439

The following tables show the calculation of Adjusted EPS for the three and nine months ended September 30, 2025 and 2024. Additionally, the following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$533,801	$398,572	$867,376	$609,751
Adjusted Weighted-Average Shares Outstanding	446,638	444,254	445,964	432,810
Adjusted EPS	$1.20	$0.90	$1.94	$1.41

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Net income attributable to Viking Holdings Ltd	$514,089	$380,030	$847,664	$48,651
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	—	—	396,207
Warrants loss	—	18,594	—	165,324
Loss (gain), net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	19,712	(52)	19,712	(431)
Adjusted Net Income attributable to Viking Holdings Ltd	$533,801	$398,572	$867,376	$609,751

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	446,638	435,521	445,964	341,922
Outstanding warrants	—	8,733	—	8,733
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	—	—	82,155
Adjusted Weighted-Average Shares Outstanding	446,638	444,254	445,964	432,810

The following table calculates Net Leverage for the twelve months ended September 30, 2025 and June 30, 2025:

	September 30, 2025		June 30, 2025
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$4,469,441		$5,336,977
Current portion of long-term debt (a)	1,081,144		275,337
Long-term portion of lease liabilities	218,854		191,916
Short-term portion of lease liabilities	27,179		28,606
Total	5,796,618		5,832,836
Less: Cash and cash equivalents	(3,037,345)		(2,605,013)
Net Debt	$2,759,273		$3,227,823

Adjusted EBITDA	$1,715,191		$1,565,952
Net Leverage	1.6	x	2.1	x

(a) All amounts are gross of fees.